UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

The Princeton Review, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

742352107

(CUSIP Number)

Murray A. Indick

Prides Capital Partners LLC

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 742352107	SCHEDULE 13D	Page 2 of 10

1.	NAMES OF REPORTING PERSON Prides Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,008,273*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,008,273*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,273*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%**
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	See Item 5 below
**	The percentage of the Common Stock represented by the shares that are subject to this Amendment No. 3 to Schedule 13D is based on an aggregate of 33,727,272 shares of Common Stock outstanding as of November 3, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 6, 2009.

CUSIP No. 742352107	SCHEDULE 13D	Page 3 of 10

1.	NAMES OF REPORTING PERSON Kevin A. Richardson, II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,008,273*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,008,273*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,273*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%**
14.	TYPE OF REPORTING PERSON IN

*	See Item 5 below
**	The percentage of the Common Stock represented by the shares that are subject to this Amendment No. 3 to Schedule 13D is based on an aggregate of 33,727,272 shares of Common Stock outstanding as of November 3, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 6, 2009.

CUSIP No. 742352107	SCHEDULE 13D	Page 4 of 10

This Amendment No. 3 supplements and amends Items 3, 4, 5, 6 and 7 of the statement on Schedule 13D filed on June 14, 2007 by Prides Capital Partners LLC, a Delaware limited liability company (“Prides Capital”), Kevin A. Richardson, II (together with Prides Capital, the “Reporting Persons”, and each, a “Reporting Person”), Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu, as amended by Amendment No. 1 filed on July 24, 2007 and Amendment No. 2 filed on October 19, 2009 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Common Stock”), of The Princeton Review, Inc., a Delaware corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source of Funds and Other Consideration.

Item 3 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

The consideration for the purchase from the Issuer of 18,000 shares of the Series E Non-Convertible Preferred Stock of the Issuer (the “Series E Preferred Stock”) was 20,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) owned by Prides Capital Fund I LP, a Delaware limited partnership (“Fund I”, for which Prides Capital serves as the sole general partner). As previously reported, Fund I had acquired the Series C Preferred Stock from the Issuer on July 23, 2007 for the consideration of (a) 6,000 shares of Series B-1 Convertible Preferred Stock of the Issuer owned by Fund I, (b) cancellation of the rights arising under that certain Agreement, dated May 28, 2004, by and between the Issuer and Fletcher International, Ltd., a company organized under the laws of Bermuda, and their respective successors and assigns and (c) $6,177,603 of cash (less transaction fees and expenses).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On December 7, 2009, the Issuer completed its previously announced acquisition of all of the issued and outstanding shares of capital stock of Penn Foster Education Group, Inc. and its subsidiaries (the “Acquisition”). In connection with the Acquisition, on December 7, 2009, Fund I purchased 18,000 shares of the Series E Preferred Stock from the Issuer for the consideration described in Item 3 above and on the terms and conditions set forth in (a) the Series E Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”), dated December 7, 2009, by and among the Issuer, Fund I and the other entities listed therein (together with Fund I, the “Purchasers”), (b) an Amended and Restated Investor Rights Agreement, dated December 7, 2009, by and among the Issuer, the Purchasers and certain other common stockholders of the Issuer (the “Investor Rights Agreement”), (c) the Certificate of Designation of Series E Non-Convertible Preferred Stock of the Issuer (the “Series E Certificate of Designation”) and (d) the Certificate of Designation of Series D Convertible Preferred Stock of the Issuer (the “Series D Certificate of Designation”). The Preferred Stock Purchase Agreement, the Investor Rights Agreement, the Series E Certificate of Designation and the Series D Certificate of Designation are attached hereto as Exhibit B, C, D and E, respectively, and the information set forth in response to this Item 4 is qualified in its entirety by reference to the Preferred Stock Purchase Agreement, the Investor Rights Agreement, the Series E Certificate of Designation and the Series D Certificate of Designation (collectively, the “Transaction Documents”), each of which is incorporated by reference herein.

CUSIP No. 742352107	SCHEDULE 13D	Page 5 of 10

The rights of the Series E Preferred Stock include the following:

•

Conversion. The Series E Preferred Stock is not convertible into Common Stock. The Series E Preferred Stock will become convertible into shares of Series D Convertible Preferred Stock of the Issuer (the “Series D Preferred Stock”, and together with the Series E Preferred Stock, the “New Preferred Stock”) upon shareholder approval under the applicable rules of the NASDAQ Global Market. If such approval is obtained within twelve months of issuance, such conversion is mandatory. If such approval is obtained after December 7, 2010, then the Series E Preferred Stock will become convertible into shares of Series D Preferred Stock (i) at any time thereafter at the option of a holder of Series E Preferred Stock or (ii) automatically upon election of a majority of the outstanding shares of the New Preferred Stock. The shares of Series E Preferred Stock are convertible into shares of Series D Preferred Stock at an initial conversion rate per share equal to (i) $1,000 plus all accrued and unpaid dividends thereon divided by (ii) $1,000 per share (subject to adjustment in certain customary circumstances).

•

Accumulating Rate of Return. The holders of Series E Preferred Stock are entitled to receive an accumulating rate of return of 8% during the first year, and 16% per year thereafter. The accumulating rate of return is payable in cash only upon a liquidation or redemption as described below. In the event the board of directors of the Issuer (the “Board”) declares a dividend payable upon the Common Stock, the holders of Series E Preferred shall be entitled, in addition to its accumulating rate of return, to an amount of dividends that would be payable on the number of shares of Common Stock into which the Series E Preferred Stock is deemed convertible as described below.

•

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Series E Preferred Stock will be paid out of the assets of the Issuer available for distribution to stockholders before any payment shall be paid to the holders of Common Stock (and pari passu with any shares of Series D Preferred Stock), an amount equal to the greater of (i) $1,000 plus an 8% accumulating rate of return for the first year and 12% thereafter for all periods prior to such liquidation, dissolution or winding up, or (ii) the amount that would be payable in respect of the shares of Common Stock into which each share of Series E Preferred Stock would be deemed convertible if all outstanding shares of Series E Preferred Stock were converted into the number of shares of Common Stock immediately prior to such liquidation event into which the Series E Preferred Stock is then deemed to be convertible. For the purposes of the Series E Preferred Stock deemed conversion into Common Stock, each share of Series E Preferred Stock is deemed to be convertible into shares of Common Stock at an initial conversion rate per share equal to (i) $1,000 plus all accrued and unpaid dividends thereon divided by (ii) the conversion price (initially $4.75, subject to adjustment in certain customary circumstances) in effect at the time of conversion (the “Series E Preferred Stock Deemed Conversion Ratio”).

•

Mandatory Redemption. Pursuant to the Preferred Stock Purchase Agreement, the Issuer is obligated to use its reasonable best efforts to obtain stockholder approval for the conversion feature of the Series E Preferred Stock into shares of Series D Preferred Stock. On or after December 7, 2011, upon the election of the holders of at least 10% of the Series E Preferred Stock, the Issuer will be required to redeem the Series E Preferred Stock in cash at a price per share equal to the last closing bid price of the Common Stock at the time of such redemption as reported on the market or exchange on which the Common Stock is listed on such redemption date multiplied by the Series E Preferred Stock Deemed Conversion Ratio. In addition, on or after December 7, 2016, upon the request of holders of 10% or more of the outstanding shares of Series E

CUSIP No. 742352107	SCHEDULE 13D	Page 6 of 10

Preferred Stock, each holder of Series E Preferred Stock shall have the right to require the Issuer to redeem all or a portion of such holder’s Series E Preferred Stock, in cash, at a price per share equal to the greater of (x) $1,000 plus accrued and unpaid dividends of 8.0% for the first year and 12.0% per year thereafter for all periods prior to such redemption and (y) the last closing bid price of the Common Stock at the time of such redemption as reported on the market or exchange on which the Common Stock is listed on such redemption date multiplied by the Series E Preferred Stock Deemed Conversion Ratio.

•

Change of Control Redemption. Upon a change of control of the Issuer, each holder of Series E Preferred Stock may require the Issuer to redeem all or a portion of such holder’s Series E Preferred Stock, in cash, at a price per share equal to the greater of (x) $1,000 plus accrued and unpaid dividends of 8.0% for the first year and 12.0% per year thereafter for all periods prior to such redemption and (y) the last closing bid price of the Common Stock at the time of such redemption as reported on the market or exchange on which the Common Stock is listed on such redemption date multiplied by the Series E Preferred Stock Deemed Conversion Ratio.

•

Voting Rights. The Series E Preferred Stock does not have any voting rights except as provided by law or as set forth in the Series E Certificate of Designation. The terms of the Series E Preferred Stock (and Series D Preferred Stock to the extent issued upon conversion of the Series E Preferred Stock) also contain certain restrictive provisions. These restrictive provisions prohibit the Issuer from, among other things, (i) creating or issuing any equity securities or securities convertible into equity securities with equal or superior rights, preferences or privileges to those of the Series E Preferred Stock or Series D Preferred Stock; (ii) altering, amending or waiving the Issuer’s Certificate of Incorporation or By-laws in a manner that affects the rights, preferences or powers of the Series D Preferred Stock or Series E Preferred Stock; (iii) increasing or decreasing the number of authorized shares of Series D Preferred Stock or Series E Preferred Stock; (iv) declaring or paying any dividends on, or making any redemption of, any capital stock, except for certain exceptions; (v) issuing any debt securities which are convertible into capital stock; (vi) except as set forth in the Series E Certificate of Designation, merging with or into or consolidating with any other person, except for mergers or consolidations involving the issuance of shares of capital stock or cash not exceeding the thresholds specified in the Series E Certificate of Designation, or engaging in any change of control transaction; or (vii) hiring, terminating or replacing the Issuer’s Chief Executive Officer.

The Series D Preferred Stock, if issued upon conversion of the Series E Preferred Stock, is convertible into shares of Common Stock at any time at the option of the holder thereof at an initial conversion rate equal to (i) $1,000 plus accrued and unpaid dividends thereon divided by (ii) the conversion price (initially $4.75, subject to adjustment in certain customary circumstances) in effect at the time of conversion. Dividends on the Series D Preferred Stock will accrue and be cumulative at the rate of 8% per year, compounded annually, until December 7, 2014, and will terminate thereafter. Dividends on the Series D Preferred Stock will not be paid in cash except in connection with certain events of liquidation, change of control or redemption. The Series D Preferred Stock is redeemable at the Issuer’s option if the Common Stock trades at or above certain values for certain periods of time, at the option of the holders thereof upon a change of control of the Issuer, and at the option of holders of at least 10% of the outstanding shares thereof on or after December 7, 2017.

CUSIP No. 742352107	SCHEDULE 13D	Page 7 of 10

The Transaction Documents provide certain other rights and obligations of Prides Capital, including, without limitation, the following:

•

pre-emptive rights to purchase its pro rata portion of any future equity securities, securities convertible into equity securities, or options or warrants therefor issued by the Issuer (excluding issuances to (i) to employees, directors or consultants of the Issuer; (ii) upon the exercise of options, warrants or convertible securities; or (iii) in connection with consideration for permitted business acquisitions, mergers or strategic partnerships);

•

the right to appoint one observer to the Board and all committees of the Board so long as Prides Capital owns at least 10% of the number of shares of Series E Preferred Stock or Series D Preferred Stock initially purchased by it;

•

piggyback registration of the shares of Common Stock into which the Series D Preferred Stock is convertible and demand registration of such shares so long as Prides Capital owns at least 12.5% of the shares of Common Stock into which shares of Series D Preferred Stock are then convertible; and

•

obligations and rights with respect to certain transfers of Series E Preferred Stock and Series D Preferred Stock by Prides Capital or by other holders of more than 10% of the then-outstanding shares of Series E Preferred Stock or Series D Preferred Stock (including tag-along rights and rights of first refusal).

The purpose of the acquisition of the Series E Preferred Stock is for investment purposes and was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the shares of Common Stock, Series E Preferred Stock or Series D Preferred Stock, consistent with its investment purpose, each Reporting Person, at any time, and from time to time, may acquire additional shares of Common Stock, Series E Preferred Stock or Series D Preferred Stock or dispose of any or all of its shares of Common Stock, Series E Preferred Stock or Series D Preferred Stock depending upon an ongoing evaluation of the investment in the shares of Common Stock, Series E Preferred Stock or Series D Preferred Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons or other investment considerations.

Also, consistent with its investment purpose, each Reporting Person may engage in communications with one or more stockholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the Board and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business results, plans and prospects. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by the Reporting Persons of additional shares of Common Stock, Series E Preferred Stock, Series D Preferred Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the Board or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal or as provided by the Transaction Documents, none of the Reporting Persons has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 742352107	SCHEDULE 13D	Page 8 of 10

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

The following disclosure assumes that there are, in the aggregate, 33,727,272 shares of Common Stock issued and outstanding as of November 3, 2009, which figure is based on information set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities Exchange Commission on November 6, 2009.

(a) – (b) Prides Capital reports beneficial ownership of 1,008,273 shares of Common Stock, representing approximately 3.0% of the Common Stock issued and outstanding. After giving effect to the approval by Issuer’s stockholders of the conversion feature of the Series E Preferred Stock into Series D Preferred Stock, and assuming that the Issuer does not undertake any transactions that would require an adjustment to the conversion terms of the Series E Preferred Stock or the Series D Preferred Stock, Prides Capital would report beneficial ownership of approximately 4,797,746 shares of Common Stock (including approximately 3,789,473 shares of Common Stock issuable upon conversion of the Series D Preferred Stock), representing approximately 12.8% of the Common Stock issued and outstanding.

Prides Capital and the other Purchasers may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. Prides Capital expressly disclaims (i) that they are a member of any group for purposes of Section 13(d) or 13(g) of the Act, and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

As a partner and controlling person of Prides Capital, Mr. Richardson may be deemed to beneficially own any shares of Common Stock, Series E Preferred Stock or Series D Preferred Stock that Prides Capital may beneficially own or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Richardson is the beneficial owner of Common Stock, Series E Preferred Stock or Series D Preferred Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Item 4 and this Item 5, none of the Reporting Persons has engaged in any transactions during the past 60 days.

(d) Except as otherwise described in Item 4, no one other than Prides Capital and Mr. Richardson has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by Prides Capital and Mr. Richardson as described in this Item 5.

(e) As of December 7, 2009 the Reporting Persons ceased ownership of more than five percent of the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer,

CUSIP No. 742352107	SCHEDULE 13D	Page 9 of 10

including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed in Items 4 and 5 above, for the agreements referenced in Item 4 or filed as Exhibits B, C, D and E hereto.

As described in Item 4 above, the Transaction Documents provide several rights and obligations of the Reporting Persons, and the information set forth or incorporated by reference therein is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

Exhibit A. Joint Filing Undertaking.

Exhibit B. Series E Preferred Stock Purchase Agreement, dated December 7, 2009, by and among The Princeton Review, Inc., Prides Capital Fund I LP and the other entities named therein (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2009).

Exhibit C. Amended and Restated Investor Rights Agreement, dated December 7, 2009, by and among The Princeton Review, Inc., Prides Capital Fund I LP, certain other purchasers and certain other common stockholders named therein (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2009).

Exhibit D. Certificate of Designation of Series E Non-Convertible Preferred Stock of The Princeton Review, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2009).

Exhibit E. Certificate of Designation of Series D Convertible Preferred Stock of The Princeton Review, Inc. (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2009).

Exhibit F. Limited Power of Attorney for Reporting under Section 16(a) of the Securities Exchange Act of 1934, dated June 21, 2004.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2009	PRIDES CAPITAL PARTNERS LLC

	By:	/s/ MURRAY A. INDICK
	Name:	Murray A. Indick
	Title:	Member

Kevin A. Richardson, II

	By:	/s/ MURRAY A. INDICK
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact